JCDecaux

03007241

03 MAR 10 AM 7:21

82-34631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
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Irlande
Islande
Italie
Japon
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February 28, 2003

~~File 82-5247.~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- Press release, dated February 27, 2003, about JCDecaux Belgium.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

3/11

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

FILE 82-5247

JCDecaux

PRESS RELEASE

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 27 February 2003 – In response to an article issued by the news agency Reuters at 16 h 23 GMT today, which indicated that the Antwerp public prosecutor's office has opened an investigation into possible illegal actions by its Belgian subsidiary, JCDecaux would like to confirm the following.

JCDecaux has held street furniture concessions in Antwerp since 1978 through a contract with the city of Antwerp's public transport company for the provision of bus shelters.

Since 1991, the Company has held four street furniture contracts with the City of Antwerp. All of these contracts meet the necessary legal and regulatory requirements and were awarded by officials of the College of Bourgmestre et Echevins and had the approval of the City Council.

In 2002, JCDecaux generated € 27.4 million of revenues in Street Furniture in Belgium, representing 1.7 % of Group revenues.

While it is Company policy not to comment on legal proceedings, it reserves the right to react to accusations made in the media.

Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, said: "I would like to confirm that all of our contracts with the City of Antwerp are legal. I deny the allegations made against our Belgian subsidiary and I am concerned by the linking of our contracts with the City of Antwerp and any legal investigation. However, we will clearly make ourselves available to the legal authorities to whom we will provide any information, if necessary."

<u>For further information, contact:</u>

Press Relations	Investors Relations
Raphaële Rabatel	Cécile Prévot
Tel: +33 (0)1 30 79 34 99	Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 35 79	Fax: +33 (0)1 30 79 77 91
raphaele.rabatel@jcdecaux.fr	cecile.prevot@jcdecaux.fr

JCDecaux

03 MAR 10 AM 7:21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

March 3rd, 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached disclosure materials for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

These documents consist in :

- Information on sales made during FY 2002 (fourth quarter), that JCDecaux SA is required to make public pursuant to French regulations, and which were published in the French BALO (Official Bulletin), on February 14, 2003,

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

FILE 82-5247

JCDecaux SA
Société Anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 €
Siège Social : 17, rue Soyer - 92200 - NEUILLY SUR SEINE - France
RCS 307 570 747 NANTERRE

(en millions d'euros)
(in million euros)

JCDecaux SA - Comptes Consolidés *(consolidated accounts)*

	2002					2001					Variations				
	1er Trimestre au 31/03/02	**2ème Trimestre** au 30/06/02	**3ème Trimestre** au 30/09/02	**4ème Trimestre** au 31/12/02	**12 mois** Cumul au 31/12/02	**1er Trimestre** au 31/03/01	**2ème Trimestre** au 30/06/01	**3ème Trimestre** au 30/09/01	**4ème Trimestre** au 31/12/01	**12 mois** Cumul au 31/12/01	**1er Trimestre** 2002 vs 2001	**2ème Trimestre** 2002 vs 2001	**3ème Trimestre** 2002 vs 2001	**4ème Trimestre** 2002 vs 2001	**Année 2002/2001**
	1st quarter at 03/31/02	*2nd quarter at 06/30/02*	*3rd quarter at 09/30/02*	*4th quarter at 12/31/02*	*Aggregate at 12/31/02*	*1st quarter at 03/31/01*	*2nd quarter at 06/30/01*	*3rd quarter at 09/30/01*	*4th quarter at 12/31/01*	*Aggregate at 12/31/01*	*1st quarter 2002 vs 2001*	*2nd quarter 2002 vs 2001*	*3rd quarter 2002 vs 2001*	*4th quarter 2002 vs 2001*	*FY 2002/2001*
Mobilier Urbain *(street furniture)*	198,8	218,4	182,7	240,4	840,3	188,1	209,4	177,7	223,0	798,2	5,7%	4,3%	2,8%	7,8%	5,3%
Affichage *(billboards)*	93,2	125,0	104,6	119,8	442,6	81,3	117,8	98,9	113,4	411,4	14,6%	6,1%	5,7%	5,6%	7,6%
Transport	66,6	77,9	70,0	80,4	294,8	73,1	85,4	83,8	91,3	333,6	-8,9%	-8,8%	-16,5%	-11,9%	-11,6%
Total	358,6	421,3	357,3	440,6	1577,7	342,5	412,6	360,4	427,7	1543,2	4,7%	2,1%	-0,9%	3,0%	2,2%

La croissance du chiffre d'affaires consolidé, qui se situe à + 2,2 %, se décompose de la manière suivante :
(The 2,2 % increase in consolidated sales is splited as described below) :
- Les acquisitions et partenariats génèrent + 2,3 % de croissance

(Acquisitions and partnerschips generate a 2,3 % growth)
- A périmètre constant et taux de change courant, le chiffre d'affaires est en recul de 0,1 %

(On an organic basis, excluding acquisitions, the consolidated revenue declined by 0,1 %)
- A périmètre et taux de change constants, la croissance du chiffre d'affaires se situe à + 0,7 %, se décomposant en + 5,3 % sur l'activité Mobilier Urbain, + 2,8 % sur l'activité Affichage et - 13,0 % sur l'activité Transport.

(Adjusting for foreign exchange, organic revenues rose by 0,7 %, + 5,3 % for the Street Furniture activities, + 2,8 % for the Billboard activities and - 13 % for the Transport activities)

JCDecaux SA - Comptes Individuels *(non consolidated accounts)*

	2002					2001					Variations				
	1er Trimestre au 31/03/02	**2ème Trimestre** au 30/06/02	**3ème Trimestre** au 30/09/02	**4ème Trimestre** au 31/12/02	**12 mois** Cumul au 31/12/02	**1er Trimestre** au 31/03/01	**2ème Trimestre** au 30/06/01	**3ème Trimestre** au 30/09/01	**4ème Trimestre** au 31/12/01	**12 mois** Cumul au 31/12/01	**1er Trimestre** 2002 vs 2001	**2ème Trimestre** 2002 vs 2001	**3ème Trimestre** 2002 vs 2001	**4ème Trimestre** 2002 vs 2001	**Année 2002/2001**
	1st quarter at 03/31/02	*2nd quarter at 06/30/02*	*3rd quarter at 09/30/02*	*4th quarter at 12/31/02*	*Aggregate at 12/31/02*	*1st quarter at 03/31/01*	*2nd quarter at 06/30/01*	*3rd quarter at 09/30/01*	*4th quarter at 12/31/01*	*Aggregate at 12/31/01*	*1st quarter 2002 vs 2001*	*2nd quarter 2002 vs 2001*	*3rd quarter 2002 vs 2001*	*4th quarter 2002 vs 2001*	*FY 2002/2001*
Total	143,7	151,1	130,4	152,7	577,9	165,0	163,1	143,9	158,3	630,3	-12,9%	-7,4%	-9,4%	-3,5%	-8,3%